BERLINER COMMUNICATIONS, INC.
97 Linden Avenue
Elmwood Park, New Jersey 07407

November 7, 2008
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

RE:	BERLINER COMMUNICATIONS, INC.
FORM S-1 (REGISTRATION NO. 333-147855)
FORM AW-APPLICATION FOR WITHDRAWAL OF AMENDMENT

Attention: John Zitko

Berliner Communications, Inc., a Delaware corporation (the "Registrant"), hereby requests to withdraw its Amendment Number 2 to Registration Statement on Form S-1/A (Registration No. 333-147855) together with all exhibits thereto (the "S-1 Amendment”). We are simultaneously re-filing the material as a new Registration Statement on Form S-1.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the S-1 Amendment be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (201) 794-8974 and via mail at 97 Linden Avenue, Elmwood Park, New Jersey 07407 and to Quentin Faust of Andrews Kurth LLP, via facsimile at (214) 659-4828 and via mail at Andrews Kurth LLP, 1717 Main Street, Suite 3700, Dallas, Texas 75201.

If you have questions regarding the foregoing application for withdrawal, please call Quentin Faust at Andrews Kurth LLP, outside counsel to the Registrant, at (214) 659-4589.

Sincerely,

BERLINER COMMUNICATIONS, INC.

By:	/s/ Nicholas Day
Name: Nicholas Day
Title: General Counsel